EXHIBIT 99.1

MAG SILVER CORP. Unaudited Condensed Interim Consolidated Financial Statements (expressed in US$) For the three and six months ended June 30, 2012 Dated: August 14, 2012

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX:MAG NYSE MKT:MVG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Condensed Consolidated Statements of Financial Position (Unaudited)

(expressed in US$ dollars unless otherwise stated (Note 2(k))	June 30, 2012	December 31, 2011
ASSETS

CURRENT
Cash	$14,653,919	$26,217,409
Accounts receivable (Note 3)	1,420,903	805,106
Marketable securities (Note 4)	292,842	496,365
Prepaid expenses	226,241	106,755
TOTAL CURRENT ASSETS	16,593,905	27,625,635
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Note 5)	121,041	140,195
INVESTMENT IN ASSOCIATE (Note 6)	17,288,438	14,910,985
EXPLORATION AND EVALUATION ASSETS (Note 7)	68,725,051	60,952,340
TOTAL ASSETS	$102,728,435	$103,629,155

LIABILITIES

CURRENT
Trade and other payables	$3,554,569	$1,845,968
COMMITMENTS (Notes 7 and 14)

DEFERRED INCOME TAXES (Note 15)	-	840,052

TOTAL LIABILITIES	3,554,569	2,686,020

SHAREHOLDERS' EQUITY

Share capital (Note 8)
Authorized - unlimited common shares, without par value
Issued and outstanding common shares at June 30, 2012 - 55,683,224 (Dec.31, 2011 - 55,667,139)	139,146,276	139,021,383
Share option reserve	14,039,489	13,250,112
Accumulated other comprehensive income	2,803,438	2,929,244
Deficit	(56,815,337)	(54,257,604)
TOTAL SHAREHOLDERS' EQUITY	99,173,866	100,943,135
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$102,728,435	$103,629,155

SUBSEQUENT EVENTS (Note 17)

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Unaudited)

(expressed in US$ dollars unless otherwise stated (Note 2(k))

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
EXPENSES
Accounting and audit	$173,544	$139,779	$277,074	$285,505
Amortization	10,839	14,181	21,780	28,107
Filing and transfer agent fees	10,106	5,085	135,108	144,458
Foreign exchange loss (gain)	102,663	(19,852)	49,081	(68,205)
General office and property investigation	177,736	147,221	356,645	327,256
Legal	184,038	633,785	428,182	886,606
Management and consulting fees	390,872	459,411	781,270	837,702
Share based payment expense (Note 8)	496,449	298,463	872,305	799,468
Shareholder relations	191,348	45,073	401,039	102,806
Travel	117,918	76,034	198,632	136,181
	1,855,513	1,799,180	3,521,116	3,479,884
INTEREST INCOME	52,151	105,561	123,331	212,931
ARBITRATION AWARD (Note 16)	-	1,858,120	-	1,858,120
LOSS ON WARRANT MARK-TO-MARKET	-	(127,071)	-	(5,319)
(LOSS) EARNINGS FOR THE PERIOD BEFORE INCOME TAX	$(1,803,362)	$37,430	$(3,397,785)	$(1,414,152)

DEFERRED INCOME TAX RECOVERY (Note 15)	-	-	840,052	-
(LOSS) EARNINGS FOR THE PERIOD	$(1,803,362)	$37,430	$(2,557,733)	$(1,414,152)

OTHER COMPREHENSIVE INCOME (LOSS)
CURRENCY TRANSLATION ADJUSTMENT	(409,036)	187,938	77,717	1,173,723
UNREALIZED LOSS ON MARKETABLE SECURITIES, NET OF TAX (Note 4)	(367,242)	(479,380)	(203,523)	(233,758)
	(776,278)	(291,442)	(125,806)	939,965

TOTAL COMPREHENSIVE LOSS	$(2,579,640)	$(254,012)	$(2,683,539)	$(474,187)

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$0.00	$(0.05)	$(0.03)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	55,668,996	55,409,934	55,668,068	55,341,723

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Consolidated Statements of Changes in Shareholders' Equity (Unaudited)

(expressed in US$ unless otherwise stated - Note 2(k))						Accumulated
					Unrealized	other
	Common shares		Share	Currency	gain (loss) on	comprehensive		Total
	without par value		Option	translation	marketable	income (loss)		shareholders'
	Shares	Amount	Reserve	adjustment	securities	("AOCL")	Deficit	equity
Balance, January 1, 2011	55,161,614	$136,022,148	$11,301,061	$3,687,605	$366,443	$4,054,048	$(46,006,861)	$105,370,396
Stock options exercised (Note 8b)	505,525	2,999,235	(1,021,061)	-	-	-	-	1,978,174
Share based payment expense (Note 8b)	-	-	2,970,112	-	-	-	-	2,970,112

Currency translation adjustment	-	-	-	(643,233)	-	(643,233)	-	(643,233)
Unrealized loss on marketable securities (Note 4)	-	-	-	-	(481,571)	(481,571)	-	(481,571)
Net loss	-	-	-	-	-	-	(8,250,743)	(8,250,743)
Total Comprehensive Loss								(9,375,547)

Balance, December 31, 2011	55,667,139	$139,021,383	$13,250,112	$3,044,372	$(115,128)	$2,929,244	$(54,257,604)	$100,943,135
Stock options exercised (Note 8b)	16,085	124,893	(82,928)	-	-	-	-	41,965
Share based payment expense (Note 8b)	-	-	872,305	-	-	-	-	872,305

Currency translation adjustment	-	-	-	77,717	-	77,717	-	77,717
Unrealized gain on marketable securities (Note 4)	-	-	-	-	(203,523)	(203,523)	-	(203,523)
Net loss	-	-	-	-	-	-	(2,557,733)	(2,557,733)
Total Comprehensive Loss								(2,683,539)

Balance, June 30, 2012	55,683,224	$139,146,276	$14,039,489	$3,122,089	$(318,651)	$2,803,438	$(56,815,337)	$99,173,866

Six Month Comparative:
Balance, January 1, 2011	55,161,614	$136,022,148	$11,301,061	$3,687,605	$366,443	$4,054,048	$(46,006,861)	$105,370,396
Stock options exercised (Note 8b)	258,272	1,296,844	(475,033)	-	-	-	-	821,811
Share based payment expense (Note 8b)	-	-	799,469	-	-	-	-	799,469

Currency translation adjustment	-	-	-	1,173,723	-	1,173,723	-	1,173,723
Unrealized gain on marketable securities (Note 4)	-	-	-	-	(233,758)	(233,758)	-	(233,758)
Net loss	-	-	-	-	-	-	(1,414,152)	(1,414,152)
Total Comprehensive Loss								(474,187)

Balance, June 30, 2011	55,419,886	$137,318,992	$11,625,497	$4,861,328	$132,685	$4,994,013	$(47,421,013)	$106,517,489

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Condensed Interim Consolidated Statements of Cash Flows (Unaudited)

(expressed in US dollars unless otherwise stated (Note 2(k))

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
OPERATING ACTIVITIES
(Loss) earnings for the period	$(1,803,362)	$37,430	$(2,557,733)	$(1,414,152)
Items not involving cash:
Amortization (Note 5)	10,839	14,181	21,780	28,107
Gain on warrant mark-to-market	-	127,071	-	5,319
Deferred income tax recovery (Note 15)	-	-	(840,052)	-
Share based payment expense (Note 8)	496,449	298,463	872,305	799,468

Changes in operating assets and liabilities
Accounts receivable	(340,144)	22,782	(615,797)	(161,674)
Prepaid expenses	89,324	245,821	(119,486)	(93,166)
Trade and other payables	(327,603)	482,352	(273,295)	(688,881)
Net cash (used in) provided by operating activities	(1,874,497)	1,228,100	(3,512,278)	(1,524,979)

INVESTING ACTIVITIES
Investment in associate (Note 6)	(1,250,982)	(839,238)	(2,378,138)	(1,000,013)
Exploration and evaluation expenditures (Note 7)	(3,645,046)	(2,250,889)	(5,790,815)	(4,317,338)
Purchase of equipment and leasehold improvements (Note 5)	-	-	(2,569)	(3,370)
Purchase of marketable securities	-	(322,301)	-	(322,301)
Net cash used in investing activities	(4,896,028)	(3,412,428)	(8,171,522)	(5,643,022)

FINANCING ACTIVITIES
Issuance of common shares upon exercise of stock options (Note 8)	41,965	245,309	41,965	821,812
Net cash from financing activities	41,965	245,309	41,965	821,812

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(393,747)	174,908	78,345	1,110,995

DECREASE IN CASH	(7,122,307)	(1,764,111)	(11,563,490)	(5,235,194)
CASH, BEGINNING OF PERIOD	21,776,226	36,568,988	26,217,409	40,040,071
CASH, END OF PERIOD	$14,653,919	$34,804,877	$14,653,919	$34,804,877

See accompanying notes to the condensed interim consolidated financial statements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

1.	NATURE OF OPERATIONS

MAG Silver Corp. (the “Company” or “MAG”) was incorporated on April 21, 1999 under the Company Act of the Province of British Columbia and its shares were listed on the TSX Venture Exchange on April 21, 2000 and subsequently moved to the TSX on October 5, 2007.

The Company is an exploration and predevelopment company working on mineral properties it has staked or acquired by way of option agreement, principally in Mexico. The Company has not yet determined whether these mineral properties contain any economically recoverable ore reserves. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company’s ability to dispose of its interests on a profitable basis.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Address of registered offices of the Company:
1600 – 925 West Georgia Street
Vancouver, British Columbia,
Canada  V6C 3L2

Head office and principal place of business:
770 – 800 West Pender Street
Vancouver, British Columbia,
Canada  V6C 2V6

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements are prepared under International Accounting Standard (“IAS”) 34 Interim Financial Reporting, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  They do not include all of the information required for full annual IFRS financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011.

The accounting policies set out below have been applied consistently to all periods presented herein, and with the exception of the change in presentation currency effective January 1, 2012 (Note 2 (k) below), have not changed from the Company’s first interim IFRS condensed consolidated financial statements for the quarter ended March 31, 2011 and the Company’s accounting policies as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2011. The accounting policies have been applied consistently by the Company and its subsidiaries.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value.  In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(a)           Basis of consolidation

These consolidated financial statements include the accounts of the Company and the entities controlled by the Company (its subsidiaries, including special purpose entities). Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from the entity’s activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date that control is obtained up to the effective date of disposal or loss of control. The principal subsidiaries as at June 30, 2012 are Minera Los Lagartos, S.A. de C.V., Minera Pozo Seco S.A. de C.V., and Minera Sierra Vieja S.A. de C.V.  All intercompany balances, transactions, revenues and expenses have been eliminated upon consolidation.

These consolidated financial statements also include the Company’s 44% interest in the Juanicipio Joint Venture (Note 6), a significant investment in an associate (Note 2(b)) accounted for using the equity method.

A special purpose entity (“SPE”), as defined by SIC 12 – Consolidation – Special Purpose Entities (“SIC 12”), is consolidated by the Company when the Company controls the SPE. The Company has determined that none of the entities in which it has interests meet the definition of an SPE.

Where necessary, adjustments have been made to the financial statements of the Company’s subsidiaries and associates prior to consolidation, to conform the significant accounting policies used in their preparation to those used by the Company.

(b)           Investments in Associates

The Company conducts a portion of its business through equity interests in associates. An associate is an entity over which the Company has significant influence, and is neither a subsidiary nor a joint venture. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in an associate is initially recognized at cost and subsequently increased or decreased to recognize the Company's share of earnings and losses of the associate and for impairment losses after the initial recognition date. The Company's share of earnings and losses of associates are recognized in profit or loss during the period. Distributions received from an associate are accounted for as a reduction in the carrying amount of the Company’s investment.

At the end of each reporting period, the Company assesses whether there is any evidence that an investment in associate is impaired. This assessment is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved, and an assessment of the likely results to be achieved from performance of further exploration by the associate. When there is evidence that an investment in associate is impaired, the carrying amount of such investment is compared to its recoverable amount. If the recoverable amount of an investment in associate is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss, being the excess of carrying amount over the recoverable amount, is recognized in the period of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the investment in associate is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized. A reversal of an impairment loss is recognized in net earnings in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

(c)           Significant Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates used in preparation of these financial statements include estimates of the net realizable value and any impairment of exploration and evaluation assets and of investment in associates, recoveries of receivable balances, provisions including closure and reclamation, share based payment expense, and income tax provisions. Actual results may differ from those estimated.

(d)           Critical judgments

The Company reviews and assesses the carrying amount of exploration and evaluation assets and of its investment in associates for impairment when facts or circumstances suggest that the carrying amount is not recoverable.  Assessing the recoverability of these amounts requires considerable professional technical judgement, and is made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration (see notes 2 (b) and 2 (g)).

The Company has performed analysis of the functional currency for each subsidiary, and noted the majority of operating expenditures were either denominated in the United States dollar (“US$”) or determined by the US$.  Consequently, the Company concludes that the US$, with the exception of the parent entity which has a Canadian dollar (“C$”) functional currency, is the currency that mainly influences the cost of providing goods and services in each of the Mexican subsidiaries of the Company, and in its Mexican Associate.  The Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.

(e)           Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. The Company classifies financial instruments as either held-to-maturity, available-for-sale, fair value through profit or loss (“FVTPL”), loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and other financial liabilities, are measured at amortized cost.  Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income (“OCI”). Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The Company has designated its cash as FVTPL, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Trade and other payables are classified as other liabilities, which are measured at amortized cost.

Marketable securities that meet the definition of a derivative are classified as FVTPL and are measured at fair value with unrealized gains and losses recognized in the statement of comprehensive loss. All of the Company’s other marketable securities have been designated as available-for-sale, and are reported at fair value. Other comprehensive income includes the gains and losses from available-for-sale securities which are not included in profit or loss until realized, and currency translation adjustments on its net investment in foreign operations.

(f)            Cash

Due to the low market interest rate on deposits and the need to maintain resources liquid for the Company’s ongoing exploration activities, management has maintained the Company’s cash in high interest savings accounts.

(g)           Exploration and evaluation assets

The Company is in the exploration stage with respect to its activities and accordingly follows the practice of capitalizing all costs relating to the acquisition, exploration and evaluation of its mining rights and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be depleted on a units-of-production method based on proven and probable reserves. If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

Exploration and evaluation expenditures include acquisition costs of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. This includes the costs incurred in determining the most appropriate mining/processing methods and developing feasibility studies.

Management reviews the carrying amount of exploration and evaluation assets for impairment when facts or circumstances suggest that the carrying amount is not recoverable. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that indicators of impairment exist, the Company estimates the recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying amounts of exploration and evaluation assets are estimated to exceed their recoverable amounts, an impairment loss is recorded in the statement of comprehensive loss.  The cash-generating unit for assessing impairment is a geographic region and shall be no larger than the operating segment.  If conditions that gave rise to the impairment no longer exist, a reversal of impairment may be recognized in a subsequent period, with the carrying amount of the exploration and evaluation asset increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had an impairment loss not been previously recognized.  A reversal of an impairment loss is recognized in profit or loss in the period the reversal occurs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

(h)           Equipment and leasehold improvements

Equipment is recorded at cost less accumulated amortization and impairment losses if any, and is amortized at the following annual rates:

Computer equipment	30% declining balance
Field equipment	30% declining balance
Leasehold improvements	straight line over lease term

When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment, and depreciated over their respective useful lives.

(i)            Income taxes

Deferred income taxes relate to the expected future tax consequences of unused tax losses and unused tax credits and differences between the carrying amount of statement of financial position items and their corresponding tax values.  Deferred tax assets, if any, are recognized only to the extent that, in the opinion of management, it is probable that sufficient future taxable profit will be available to recover the asset.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of substantive enactment.

(j)            Provisions

Provisions are liabilities that are uncertain in timing or amount. The Company records a provision when and only when:

(i) The Company has a present obligation (legal or constructive) as a result of a past event;

(ii) It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and

(iii) A reliable estimate can be made of the amount of the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

(i) By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statement (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

(ii) As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Where discounting has been used, the carrying amount of a provision increases in each period to reflect the passage of time. This increase (accretion expense) is included in profit or loss for the period.

There were no provisions as at June 30, 2012 or December 31, 2011.

Closure and reclamation

The Company records a provision for the present value of the estimated closure obligations, including reclamation costs, when the obligation (legal or constructive) is incurred, with a corresponding increase in the carrying value of the related assets.  The carrying value is amortized over the life of the mining asset on a units-of-production basis commencing with initial commercialization of the asset.  The liability is accreted to the actual liability on settlement through charges each period to profit or loss.

The provision for closure and reclamation is reviewed at the end of each reporting period for changes in estimates and circumstances. There was no provision for closure and reclamation as at June 30, 2012 or December 31, 2011.

(k)           Functional currency and change in presentation currency

The functional currency of MAG is the Canadian dollar (“C$”) and the functional currency of its Mexican subsidiaries and investment in associate is the United States dollar (“US$”). Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Effective January 1, 2012, the Company changed its presentation currency from the C$ to the US$. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  In making this change to the US$ presentation currency, the Company followed the guidance in IAS 21 The Effects of Changes in Foreign Exchange Rates and have applied the change retrospectively as if the new presentation currency had always been the Company’s presentation currency. In accordance with IAS 21, the financial statements for all years and periods presented have been translated to the new US$ presentation currency as follows:

●	All assets and liabilities have been translated from their functional currency into the new US$ presentation currency using the closing current exchange rate at the date of each balance sheet;

●	Income and expenses for each statement of comprehensive loss presented have been retranslated at average exchange rates prevailing during each reporting period;

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial StatementsUnaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

●	Equity balances have been retrospectively translated at historical rates prevailing during the period incurred; and

●	All resulting exchange differences have been recognized in other comprehensive income and accumulated as a separate component of equity (cumulative translation adjustment).

(l)            Foreign currency transactions

In preparing the financial statements of the individual entities, transactions in currencies other than the entity’s functional currency (foreign currencies) are recorded at the rates of exchange prevailing at the dates of the transactions. At each statement of financial position date, monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. Non-monetary assets and liabilities that are stated at fair value are translated using the rate on the date that the fair value was determined. All gains and losses on translation of these foreign currency transactions are included in profit or loss.

(m)           Loss per common share

Basic loss per share calculations is based on the weighted average number of common shares outstanding.

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

As at June 30, 2012, the Company had 4,178,118 (June 30, 2011 – 3,709,934) common share equivalents consisting of the common shares issuable upon the exercise of outstanding exercisable stock options.  These common share equivalents were not included for the purpose of calculating diluted earnings per share as their effect would be anti-dilutive.

(n)           Share based payments

The fair value of all stock-based compensation and other stock-based payments are estimated as of the date of the grant using the Black-Scholes-Merton option valuation model and are recorded in profit and loss over their vesting periods.  Stock options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Changes to the estimated number of awards that will eventually vest are accounted for prospectively.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

(o)           Changes in Accounting Standards

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective. These include:

IAS 1, Presentation of Financial Statements, retains current IAS 1 presentation standards, but requires disclosure of Other Comprehensive Income (Loss) items distinguishing between those that are recycled to profit and loss and those that are not recycled. Retrospective application is required, and the standard is effective for annual periods beginning on or after July 1, 2012, with early application permitted.

The Company will be required to adopt IFRS 9 Financial Instruments, which replaces the current standard, IAS 39 Financial Instruments: Recognition and Measurement. The new standard replaces the current classification and measurement criteria for financial assets and liabilities with only two classification categories: amortized cost and fair value, and is effective for annual periods beginning on or after January 1, 2015, with early application permitted.

IFRS 10 Consolidated Financial Statements establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as the basis for consolidation; (iii) sets out how to apply the principle of control to identify whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 11 Joint Arrangements establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 12 Disclosure of Involvement with Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 13 Fair Value Measurement defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions within the scope of IAS 17 Leases; measurements that have some similarities to fair value but that are not fair value, such as net realizable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets. This standard is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

IAS 27 Consolidated and Separate Financial Statements, as amended in May 2011, provides guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements. It will have no impact on consolidated financial statements and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IAS 28 Investments in Associates as amended in May 2011, provides detailed guidance on the application of the equity method to associates, subsidiaries and joint ventures (previously excluded from this standard),  and is effective for annual periods beginning on or after January 1, 2013, with early application permitted.

IFRS 10, 11, and 12 and IAS 27 and 28 must be adopted concurrently. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

	June 30, 2012	Dec. 31, 2011
Harmonized sales tax ("HST") recoverable	$270,540	$186,430
Mexican value added tax ("IVA") recoverable	1,110,980	582,302
Interest receivable	14,241	24,950
Other	25,142	11,424
	$1,420,903	$805,106

All amounts are current and expected to be recovered within a year.

4.	MARKETABLE SECURITIES

At June 30, 2012, the Company holds the following marketable securities:

						Dec. 31,
		June 30, 2012				2011
		Number		Accumulated
		of		Unrealized	Fair	Fair
		Shares	Cost	Gains (losses)	Value	Value
Available-for-sale securities
Fresnillo PLC	(1)	1,000	$9,915	$12,822	$22,737	$23,153
Canasil Resources Inc. Common Shares	(2)	2,750,000	605,345	(335,240)	270,105	473,212
			615,260	(322,418)	292,842	496,365

(1) In 2008, the Company purchased 1,000 shares of Fresnillo plc, a company which holds a 56% interest in Minera Juanicipio, S.A. De C.V. (Note 6).

(2)  In 2010, the Company acquired, by way of private placement, 1.5 million units of Canasil Resources Inc. (“Canasil”) as required under the Esparanza Option agreement (Note 7d), for total consideration of $139,869.  The units were comprised of one common share and one-half of one common share purchase warrant.  Each whole warrant entitled the holder to purchase one common share of Canasil at a price of $C $0.15 until August 27, 2011. On May 16, 2011, the Company exercised the 750,000 warrants at a deemed cost including cash and the fair value of the warrants, totaling $261,758.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

In 2011, the Company further subscribed to 500,000 units of Canasil, at a price of C$0.40 per unit for total consideration of $206,820, fulfilling an obligation under the Esparanza Option agreement (Note 7d). The units were comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Canasil at a price of C$0.60 on or prior to May 6, 2012.  During the period ended June 30, 2012, the 250,000 warrants expired unexercised.

During the three and six months ended June 30, 2012, the Company recorded an unrealized loss, net of tax, of $367,242 and $203,523 respectively (June 30, 2011: $479,380 and $233,758 respectively ) in other comprehensive income on the above marketable securities designated as available-for-sale instruments.

5.	EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Cost	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2011	$223,716	$162,893	$7,707	$394,316
Additions	22,623	-	-	22,623
Translation adjustment	(4,919)	(3,581)	(169)	(8,669)
Balance as at December 31, 2011	$241,420	$159,312	$7,538	$408,270
Additions	2,569	-	-	2,569
Translation adjustment	(322)	(178)	$(8)	(508)
Balance as at June 30, 2012	$243,667	$159,134	$7,530	$410,331

Accumulated depreciation	Computer equipment	Field equipment	Leasehold improvements	Total
Balance as at January 1, 2011	$111,539	$99,481	$1,926	$212,946
Additions	40,694	19,070	1,544	61,308
Translation adjustment	(3,446)	(2,653)	(80)	(6,179)
Balance as at December 31, 2011	$148,787	$115,898	$3,390	$268,075
Additions	14,434	6,584	762	21,780
Translation adjustment	(343)	(209)	(13)	(565)
Balance as at June 30, 2012	$162,878	$122,273	$4,139	$289,290

Carrying amounts	Computer equipment	Field equipment	Leasehold improvements	Total
At December 31, 2011	$92,633	$43,414	$4,148	$140,195
At June 30, 2012	$80,789	$36,861	$3,391	$121,041

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

6.	INVESTMENT IN ASSOCIATE (“MINERA JUANICIPIO S.A. DE C.V.”)

Pursuant to an original option agreement dated July 18, 2002 and subsequent corporate transactions to acquire 100% of the Vendor Corporation, the Company acquired a 100% interest in the Juanicipio property effective July 16, 2003.  Pursuant to a letter of intent dated March 17, 2005 and a formal agreement effective July 1, 2005 (the “Agreement”) with Industrias Peñoles, S.A. de C.V. (“Peñoles”), the Company granted Peñoles or any of its subsidiaries an option to earn a 56% interest in the Juanicipio Property in Mexico in consideration for Peñoles conducting $5,000,000 of exploration on the property over four years and Peñoles purchasing $1,000,000 of Common Shares of the Company in two tranches for $500,000 each.

In mid 2007, Peñoles met all of the earn-in requirements of the Agreement.  In December 2007, the Company and Peñoles created an operating company named Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”) for the purpose of holding and operating the Juanicipio Property. In 2008, MAG was notified that Peñoles had transferred its 56% interest of Minera Juanicipio to Fresnillo plc (“Fresnillo”) pursuant to a statutory merger.  Minera Juanicipio is held 56% by Fresnillo and 44% by the Company.  In December 2007 all mineral rights and surface rights relating to the Juanicipio project held by the Company and Peñoles, respectively, were ceded into Minera Juanicipio.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

The Company has recorded its investment in Minera Juanicipio using the equity basis of accounting. The cost of the investment includes the carrying value of the deferred exploration and mineral and surface rights costs incurred by the Company on the Juanicipio Property and contributed to Minera Juanicipio plus the required net cash investment to establish and maintain its 44% interest.

The Company’s investment relating to its interest in the Juanicipio property and Minera Juanicipio is detailed as follows:

	Six months ended	Year ended
	June 30, 2012	Dec. 31, 2011
Joint venture oversight expenditures incurred 100% by MAG	706,138	431,767
Cash contributions to Minera Juanicipio (1)	1,672,000	2,151,600
Total for the current period	2,378,138	2,583,367
Balance, beginning of year (January 1, 2012 and 2011)	14,910,985	12,341,390
	$17,289,123	$14,924,757
Translation adjustment	(685)	(13,772)
Balance, end of period	$17,288,438	$14,910,985

Summary of the unaudited financial information of Minera Juanicipio:

Evaluation and exploration expenditures directly incurred by Minera Juanicipio for the six months ended June 30, 2012 amounted to $2,822,368 (June 30, 2011: $2,346,482).

At June 30, 2012, the assets of Minera Juanicipio consisted of cash and short term investments in the amount of $711,000, value added taxes recoverable and other receivables in the amount of $1,129,000 and mineral, surface rights and exploration expenditures in the amount of $34.2 million.  Payables to Peñoles and other vendors for exploration work amounted to $99,000, deferred income taxes of $554,000 and shareholders’ equity was $35.4 million.  There are no expenses or income in Minera Juanicipio, as all mineral, surface rights and exploration expenditures are capitalized.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

7.	EXPLORATION AND EVALUATION ASSETS

The Company has the following exploration and evaluation assets:

	Three months ended June 30, 2012
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$-	$24,401	$-	$-	$24,401
Camp costs	1,136	3,622	104,356	7,890	11,192	618	128,814
Drilling	-	-	2,957,473	1,500	-	-	2,958,973
Geochemical	-	-	440,069	154	-	-	440,223
Geological	1,896	1,408	463,490	38,535	446	2,939	508,714
Geophysical	-	-	-	-	-	-	-
Gov't fees and licenses	-	-	3,037	23,646	-	-	26,683
Metallurgical	-	-	9,969	-	-	-	9,969
Site administration	421	-	19,923	8,455	313	373	29,485
Transport and shipping	770	3,426	22,309	1,250	650	25	28,430
Travel	1,005	-	13,191	626	-	719	15,541
	5,228	8,456	4,033,817	106,457	12,601	4,674	4,171,233
Balance March 31, 2012	6,154,175	12,590,327	37,559,991	1,553,124	1,389,649	5,306,552	64,553,818
Balance, June 30, 2012	$6,159,403	$12,598,783	$41,593,808	$1,659,581	$1,402,250	$5,311,226	$68,725,051

	Six months ended June 30, 2012
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$-	$24,401	$81,132	$-	$105,533
Camp costs	2,894	15,672	161,211	30,181	49,859	640	260,457
Drilling	-	96,509	4,386,938	449,620	107,291	-	5,040,358
Geochemical	-	25,096	590,781	4,748	46,755	-	667,380
Geological	5,217	30,844	687,146	98,531	66,421	5,414	893,573
Geophysical	-	-	-	-	-	-	-
Gov't fees and licenses	11,683	405,917	48,322	36,045	13,900	120,789	636,656
Metallurgical	-	-	23,857	-	-	-	23,857
Site administration	1,056	1,673	29,924	12,703	8,518	733	54,607
Transport and shipping	2,041	4,601	36,095	4,100	7,349	25	54,211
Travel	1,005	987	26,457	2,607	3,191	1,832	36,079
	23,896	581,299	5,990,731	662,936	384,416	129,433	7,772,711
Balance January 1, 2012	6,135,507	12,017,484	35,603,077	996,645	1,017,834	5,181,793	60,952,340
Balance, June 30, 2012	$6,159,403	$12,598,783	$41,593,808	$1,659,581	$1,402,250	$5,311,226	$68,725,051

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

	Year ended December 31, 2011
	(Batopilas)	Lagartos	Cinco de
	Don Fippi	Properties	Mayo	Esperanza	Mojina	Other	Total
Exploration and evaluation assets
Acquisition costs of mineral & surface rights	$-	$-	$53,906	$185,968	$83,475	$-	$323,349
Camp costs	10,205	61,724	390,188	40,125	46,948	20,010	569,200
Drilling	-	647,251	3,562,696	88,793	230,537	761	4,530,038
Geochemical	-	12,495	669,300	22,043	9,719	3,640	717,197
Geological	18,311	241,651	1,189,495	194,411	160,782	70,265	1,874,915
Geophysical	-	1,753	9,335	-	16,341	51,244	78,673
Gov't fees and licenses	20,672	440,212	98,187	50,081	15,777	214,405	839,334
Metallurgical	-	-	68,742	-	-	-	68,742
Site administration	3,201	11,058	75,545	9,157	7,463	5,699	112,123
Transport and shipping	3,992	9,602	90,983	4,831	8,170	1,805	119,383
Travel	1,146	12,066	62,695	7,296	4,130	12,916	100,249
	57,527	1,437,812	6,271,072	602,705	583,342	380,745	9,333,203
Balance January 1, 2011	6,077,980	10,579,672	29,332,005	393,940	434,493	5,332,562	52,150,652
Less amounts written off	-	-	-	-	-	(531,515)	(531,515)
Balance, December 31, 2011	$6,135,507	$12,017,484	$35,603,077	$996,645	$1,017,835	$5,181,792	$60,952,340

Included in exploration and evaluation assets at June 30, 2012 are trade and other payables of $2,974,390 (December 31, 2011: $992,494), a non-cash investing activity.

(a)           Don Fippi (Batopilas) Property
The Company has a 100% interest in the Don Fippi mining concessions located in the Batopilas, Chihuahua district of Mexico, subject to a royalty of 4.5% of the net smelter returns obtained from the property. To June 30, 2012, the Company has incurred $6,159,403 on exploration and evaluation costs on the property.

(b)           Lagartos Properties
The Company has acquired a 100% interest in exploration concessions on mining claims (Lagartos) on the Fresnillo trend to the northwest (“Lagartos NW”) and southeast (“Lagartos SE”) of the Juanicipio property. To June 30, 2012, the Company has incurred $12,598,783 on exploration and evaluation costs on the Lagartos properties.

(c)           Cinco de Mayo Property
Under the terms of an agreement dated February 26, 2004, the Company has acquired a 100% interest in the Cinco de Mayo property (the “Cinco de Mayo Property”), subject to a 2.5% net smelter returns royalty.  During the year ended December 31, 2008, the Company acquired a 100% interest in certain additional mining concessions internal to the Cinco de Mayo property from two separate vendors. The Company made a one-time payment of $350,000 for these mining concessions.  During the year ended December 31, 2009, the Company acquired a 100% interest in certain additional mining concessions internal or adjacent to the Cinco de Mayo property from three separate vendors. The Company made a one-time payment of $362,000 for these mining concessions. During the year ended December 31, 2009, the Company also purchased surface rights in the Cinco de Mayo area for $660,000. During the year ended December 31, 2010, the Company entered into two option agreements to earn a 100% interest in five additional mining concessions adjacent to the Cinco de Mayo property. The Company paid $40,000 upon executing the agreements, and in order to earn its 100% interest on these additional claims, the Company must pay an additional $166,000 in stages through 2015 (Note 14).

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

To June 30, 2012, the Company has incurred $41,593,808 on exploration and evaluation costs on the property.

(d)           Esperanza
During the year ended December 31, 2010, the Company entered into an option agreement with Canasil Resources Inc. (“Canasil”) to earn  a 60% interest in certain mineral claims constituting the Esperanza Property, a silver-zinc-lead project covering 17,009 hectares, located 100 km SE of the city of Durango on the border between Durango and Zacatecas States. Pursuant to the agreement, the Company paid $47,315 upon signing the agreement in 2010, and a further $102,070 in 2011.  To earn its 60% interest in the property, the Company must make additional cash payments of C$350,000 in stages to September 1, 2013 and incur cumulative exploration expenditures of C$5,000,000 in stages to September 1, 2014 (Note 14), including committed first year drilling of 1,500 metres and qualifying expenditures of C$750,000. To June 30, 2012, the Company had incurred $1,659,581 in exploration and evaluation costs, including $1,624,393 in qualifying expenditures, and had fulfilled its first year drilling commitment of 1,500 metres.

Under the terms of the agreement, MAG also agreed to subscribe to two placements in Canasil shares, both of which have been completed as at June 30, 2012 (see Note 4).

(e)           Mojina Property
On March 30, 2010, the Company entered into an option agreement to earn a 100% interest in the Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for $1,250,000.  Under the terms of the agreement, the Company paid $35,000 upon signing the agreement and an additional $65,000 in 2010, an additional $61,181 in 2011, and an additional $81,132 in January 2012.  To earn its 100% interest, the Company is required to make additional scheduled cash payments totalling C$810,000 through 2015, and incur cumulative qualifying exploration expenditures totalling $2,500,000 over five years to 2015, including expenditures of $800,000 by March 31, 2013 which have been completed (Note 14). To June 30, 2012, the Company had incurred $1,402,250 in exploration and evaluation costs, including $1,094,000 in qualifying expenditures under the agreement.

On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned claims.

(f)            Other Properties
Other properties consist of the Lorena claims, the Nuevo Mundo claims, and the Guigui claim options, all in Mexico.  To June 30, 2012, the Company had incurred $5,311,226 in exploration and evaluation costs on these remaining other properties.

There were no exploration and evaluation assets written off in the quarter ended June 30, 2012 (June 30, 2011 – nil).  During the year ended December 31, 2011, the Company wrote down exploration and evaluation assets totalling $531,515 relating to the San Ramone claims.  After an evaluation of the property’s potential against the required exploration expenditures required to keep the San Ramone option in good standing (under the option agreement, a further $1.5 million in expenditures would have been required by July 2012), results did not warrant further work on the property.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

8.	SHARE CAPITAL

(a)           Issued and outstanding

At June 30, 2012 there were 55,683,224 shares outstanding (December 31, 2011 – 55,667,139).

During the six months ended June 30, 2012, 10,500 stock options were exercised for cash proceeds of $55,700 (for the six months ended June 30, 2011, 258,272 stock options were exercised for cash proceeds of $821,811). During the six months ended June 30, 2012, 20,000 additional stock options were exercised under a cashless exercise provision of the plan (see Note 8(b) below), whereby the Company paid $13,735 in employee withholding taxes and issued 5,585 shares in settlement of the stock options (June 30, 2011 – nil).

During the year ended December 31, 2011, 505,525 stock options were exercised for cash proceeds of $1,978,174.

(b)           Stock options

The Company has entered into Incentive Stock Option Agreements (“Agreements”) with directors, officers, employees and consultants. At the Annual General and Special Meeting of the Shareholders held on September 15, 2011 the Shareholders approved an amendment to the Company’s Stock Option Plan (the “Plan”) to convert it into a rolling stock option plan that sets the number of shares issuable thereunder at a maximum of 8% of the common shares of the Company issued and outstanding at the time of any grant.  As at June 30, 2012, 3,978,118 stock options are outstanding under the Plan, 476,540 stock options remain available for grant under the Plan, and 200,000 inducement options are outstanding outside of the Plan.

On May 11, 2012, the board approved an amendment to the stock option plan to allow the board to offer designated option holders an alternative, less dilutive, cashless exercise mechanism.  At the discretion of the board, the option holder can choose to receive a net benefit payout in the form of Company stock, equivalent to the amount of benefit the stock options are in the money on the date of exercise, less a provision for required withholding taxes.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The following table summarizes the Company’s option activity:

			Weighted		Weighted
		Period ended	average	Year ended	average
		June 30,	exercise price	December 31,	exercise price
		2012	(C$/option)	2011	(C$/option)
Balance outstanding, beginning of year		4,123,618	$9.25	3,968,206	$8.42
Options granted	(1)	100,000	8.95	750,000	10.44
Options forfeited		(15,000)	7.56	(89,063)	12.79
Options exercised	(2)	(30,500)	5.36	(505,525)	3.84
Balance outstanding, end of period		4,178,118	$9.28	4,123,618	$9.25

(1)  During the three and six months ended June 30, 2012, 100,000 stock options were granted (June 30, 2011 – nil), with a weighted average exercise price of C$8.95 and a fair value of $266,562 or $2.67 per option as of the grant date.  The fair value was determined for the period ended June 30, 2012 using an option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 50%, an annual risk free interest rate of 1.16% and expected lives of three years.

During the year ended December 31, 2011, the Company granted 750,000 stock options with a weighted average exercise price of C$10.44 and a fair value of $2,909,109 or $3.88 per option as of the grant date.  The fair value was determined for the year ended December 31, 2011 using an option pricing model assuming no dividends are to be paid, a weighted average historical volatility of the Company’s share price of 58%, an annual risk free interest rate of 1.92% and expected lives of three years.

Stock option grants are approved, in accordance with the terms of the Plan, by the Compensation Committee consisting of three independent members of the Board of Directors.  Stock option grants are made without reference to current market conditions of the common shares, and at the time of the stock option grant, the exercise price of each option is set no lower than the market value of the common shares at the date of grant.

During the six months ended June 30, 2012, the Company recorded share based payment expense of $872,305 (June 30, 2011: $799,468) relating to stock options vested to employees and consultants in the period. During the year ended December 31, 2011, the Company recorded share based payment expense of $2,970,112 relating to stock options vested to employees and consultants in the year.

(2) During the six months ended June 30, 2012, 30,500 stock options were exercised with a weighted average market share price at the time of exercise of $8.55 per share.  During the period ended June 30, 2011, 258,272 stock options were exercised, with a weighted average market share price at the time of exercise of C$10.71 per share.  During the year ended December 31, 2011, 505,525 stock options were exercised, with a weighted average market share price at the time of exercise of C$10.51 per share.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The following table summarizes options outstanding and exercisable as at June 30, 2012:

		Number	Number	Weighted average	Weighted
	Exercise	outstanding at	exercisable at	remaining	average
	price ($C/	June 30	June 30	contractual life	exercise
	option)	2012	2012	(years)	price ($C)
	5.32	176,193	176,193	1.98
	5.36	222,000	222,000	-
	5.54	244,923	244,923	1.81
	6.32	153,266	153,266	2.46
	6.87	50,000	50,000	2.67
	6.95	185,000	185,000	3.15
	7.42	325,000	325,000	2.74
	7.56	20,000	20,000	-
(1)	8.15	200,000	200,000	3.15
	8.80	200,000	200,000	-
	8.95	100,000	33,334	4.96
	9.40	35,000	35,000	-
	9.92	589,285	392,856	3.48
	10.01	230,576	230,576	1.00
	10.44	740,000	323,000	4.17
	11.89	15,000	15,000	3.49
	12.91	266,875	266,875	0.62
	14.15	425,000	425,000	0.29
		4,178,118	3,498,023	2.18	$9.28

(1)       Inducement options issued outside the Company's Plan in 2010 as an incentive to attract a senior officer.

9.	CAPITAL RISK MANAGEMENT

The Company’s objectives in managing its liquidity and capital are to safeguard the Company’s ability to continue as a going concern and to provide financial capacity to meet its strategic objectives. The capital structure of the Company consists of its shareholders’ equity comprising of share capital, share option reserve, accumulated other comprehensive income and deficit.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors. The Company does not pay out dividends.

As at June 30, 2012, the Company does not have any long-term debt and is not subject to any externally imposed capital requirements.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The Company currently has sufficient working capital ($13 million) to maintain all of its properties and currently planned programs for a period extending beyond the current fiscal year.  In management’s opinion, the Company is able to meet its ongoing current obligations as they become due. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company’s ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

10.	FINANCIAL RISK MANAGEMENT

The Company’s operations consist of the acquisition, exploration and development of district scale projects in the Mexican silver belt. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)           Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i)           Trade credit risk
The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant trade credit risk and overall the Company’s credit risk has not changed significantly from the prior year.

(ii)          Cash
In order to manage credit and liquidity risk the Company’s policy is to invest only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)         Mexican value added tax
As at June 30, 2012, the Company had a receivable of $1,110,980 from the Mexican government for value added tax (Note 3). The balance is all current and a full recovery is expected by management.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The Company’s maximum exposure to credit risk as at June 30, 2012 is the carrying value of its cash and accounts receivable, and the value of its 44% proportionate cash and accounts receivable held in Minera Juanicipio (Note 6), as follows:

	June 30, 2012	Dec. 31, 2011
Cash	$14,653,919	$26,217,409
Accounts receivable	1,420,903	805,106
44% share of Minera Juanicipio cash and receivables	809,795	404,915
	$16,884,617	$27,427,430

(b)           Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements, its exploration and development plans, and its various optional property and other commitments (see Notes 6, 7 and 14). The annual budget is approved by the Board of Directors. The Company ensures that there are sufficient cash balances to meet its short-term business requirements.

The Company's overall liquidity risk has not changed significantly from the prior year.

(c)           Currency risk

The Company is exposed to the financial risks related to the fluctuation of foreign exchange rates, both in the Mexican Peso relative to the US$, and in the US$ relative to the C$. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign exchange rates.  The Company is also exposed to inflation risk in Mexico.

Mexican Peso relative to the US$

Although the majority of operating expenses in Mexico are both determined and denominated in US$, an appreciation in the Mexican peso relative to the US$ will slightly increase the Company’s cost of operations in Mexico related to those operating costs denominated and determined in Mexican pesos.

A depreciation in the Mexican peso against the US$ will result in a loss to the extent that the Company holds net monetary assets in pesos. Specifically, the Company's foreign currency exposure is comprised of peso denominated cash and value added taxes receivable, net of accounts payable and accrued liabilities. The carrying amount of the Company’s net peso denominated monetary assets at June 30, 2012 is 11,728,498 Mexican pesos (December 31, 2011 is 17,874,871 pesos).  A 10% depreciation in the peso relative to the US$ would result in an additional loss as at June 30, 2012 of $87,461 (December 31, 2011 of $127,872).  A 10% appreciation in the peso against the US$ would result in an equivalent decrease in net loss.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

US$ relative to the C$ and the Cumulative Translation Adjustment

Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency, and then translated to the US$ presentation currency. The functional currency of MAG, the parent entity, is the C$ which differs from the US$ presentation currency.  It therefore translates its results and financial position into the US$ presentation currency in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, whereby assets and liabilities are translated to the reporting currency using the exchange rate at period end, and income, expenses and cash flow items are translated using the rate that approximates the exchange rates at the dates of the transactions (i.e. the average rate for the period), with the resulting exchange differences reported as a cumulative translation adjustment in other comprehensive income.

The sensitivity of the Company's other comprehensive loss for the period ended June 30, 2012 due to changes in the C$ exchange rate in relation to the US$ is summarized as follows: a 10% appreciation in the Canadian dollar against the US$ would decrease the comprehensive loss for the period by $1,652,336 and a 10% depreciation in the Canadian dollar against the US$ would increase the comprehensive loss for the period by $1,652,336.

During the three months ended June 30, 2012, the Company recognized a currency translation loss in other comprehensive income of $409,036 (June 30, 2011 – gain of $187,938) resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency. The C$ as measured against the US$ was 0.9822 at June 30, 2012, compared to 1.0025 US$/C$ at March 31, 2012.

During the six months ended June 30, 2012, the Company recognized a currency translation gain in other comprehensive income of $77,717 (June 30, 2011 – $1,173,723) resulting from the translation from C$ to US$ of the Company’s parent entity, which has a C$ functional currency. The C$ as measured against the US$ was 0.9822 at June 30, 2012, compared to 0.9833 US$/C$ at December 31, 2011.

 (d)          Interest rate risk

The Company’s interest revenue earned on cash is exposed to interest rate risk. A decrease in interest rates would result in lower relative interest income and an increase in interest rates would result in higher relative interest income.

11.	FINANCIAL INSTRUMENTS AND FAIR VALUE DISCLOSURES

The Company’s financial instruments include cash, accounts receivable, marketable securities including warrants, and trade and other payables.  The carrying values of cash, accounts receivable, interest receivable, and accounts payable and accrued liabilities reported in the consolidated statement of financial position approximate their respective fair values due to the relatively short-term nature of these instruments.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

The Company’s financial assets or liabilities as measured in accordance with the fair value hierarchy described above are:

Fair Value Hierarchy		June 30, 2012	Dec. 31, 2011
Level 1	(1)	$292,842	$496,365
Level 2	(2)	-	-
Level 3	(3)	-	-
		$292,842	$496,365

(1) The fair value of available-for-sale marketable securities (Note 4) is determined based on a market approach reflecting the closing price of each particular security as at the statement of financial position date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

(2) The fair value of FVTPL warrants that are not traded in an active market is determined using a Black-Scholes model based on assumptions that are supported by observable current market conditions and as such are classified within Level 2 of the fair value hierarchy. The use of possible alternative reasonable assumptions would not significantly affect the Company’s results.

The Company’s 250,000 FVTPL warrants expired unexercised on May 6, 2012.

(3) There were no financial instruments fair valued within Level 3 of the fair value hierarchy as at June 30, 2012 or December 31, 2011.

12.	SEGMENTED INFORMATION

The Company operates in one segment, being the exploration of mineral properties in Mexico. Substantially all of the Company’s long term assets are located in Mexico and the Company’s executive and head office is located in Canada.

13.	RELATED PARTY TRANSACTIONS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  These companies have a common director with the Company, however, all transactions are incurred in the normal course of business, and are measured at the exchange amount which was the consideration established and agreed to by the noted parties, and represents a fair market value for services rendered.  A significant portion of the expenditures which are incurred on the Company’s behalf, are charged to Company on a “cost + 10%” basis typical of industry standards.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

During the three and six months ended June 30, 2012, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $82,727 and $162,902 respectively (June 30, 2011: $74,998 and $179,276 respectively) and exploration costs totaling $526,054 and $1,029,300 respectively (June 30, 2011: $665,507 and $1,252,941 respectively) under the Field Services Agreement. Included in trade and other payables at June 30, 2012 is $378,760 related to these services (June 30, 2011: $520,910).

The Company is obligated to a 2.5% net smelter returns royalty to Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property from Cascabel.

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:
			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2012 (%)	2011 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Property, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company.  Minera Juanicipio is currently governed by a shareholders agreement.  All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio (see Note 6).

Compensation of Key Management Personnel including Directors

During the period, compensation of key management personnel was as follows:
	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Salaries and other short term employee benefits	$216,360	$291,346	$420,681	$480,213
Share based payments	340,221	247,272	683,605	707,675
	$556,582	$538,617	$1,104,286	$1,187,889

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer, the Chief Financial Officer and the Vice President of Operations.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements(Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

14.	COMMITMENTS

As at June 30, 2012, the Company’s minimum lease payments under its office lease agreement and its contractual obligations for optional mineral property acquisition payments and optional exploration work are as follows:

		Property	Exploration
	Office Lease	Option Payments	Commitments	Total
		(Note 7)	(Note 7)
2012	$77,598	$310,660	$123,371	$511,629
2013	159,466	884,692	3,598,150	4,642,308
2014	159,466	110,000	1,000,000	1,269,466
	$396,530	$1,305,352	$4,721,521	$6,423,403

As these consolidated financial statements have been prepared using the accrual basis of accounting (except for cash flow information), these commitments are not recorded as liabilities until incurred or until due under the terms of the option agreement.

The Company could be subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters would be subject to various uncertainties and it is possible that some matters may be resolved unfavourably to the Company.  Certain conditions may exist as of the date of the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur.  The Company is not aware of any such claims or investigations, and as such has not recorded any related provisions and does not expect such matters to result in a material impact on the results of operations, cash flows and financial position.

Other contractual obligations include a 2.5% net smelter returns royalty under the terms of an agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the Cinco de Mayo property, and a 4.5% net smelter returns royalty on the interest in the Don Fippi mining concessions located in the Batopilas, and a 2.5% net smelter returns royalty under the terms an agreement dated March 30, 2010, whereby the Company entered into an option agreement to earn a 100% interest in the Mojina Property (Note 7).

The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo (Note 6). The scale and scope of the Juanicipio project could require development capital in the years ahead exceeding the Company’s on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future.  Accordingly the Company may need to raise additional capital by issuance of equity in the future.

MAG SILVER CORP.
Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)
As at June 30, 2012 (expressed in US dollars unless otherwise stated)

15.	INCOME TAXES

The income taxes recognized in profit or loss is as follows:

	For the	For the	For the	For the
	three month	three month	six month	six month
	period ended	period ended	period ended	period ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Current tax expense	$-	$-	$-	$-
Deferred tax recovery	-	-	840,052	-
Total income tax recovery for the period	$-	$-	$840,052	$-

The Company incurred a loss before tax for the three and six months ended June 30, 2012 of $1,803,362 and $3,397,785, respectively (June 30, 2011: income of $37,430 and loss of $1,414,152, respectively).  As insufficient evidence exists to support current or future realization of the tax benefits associated with this loss, the benefit of certain tax assets have not been recognized in the three and six months ended June 30, 2012 and 2011.

The $840,052 deferred tax recovery for the six months ended June 30, 2012 (June 30, 2011 – Nil) is related to the reversal of a deferred tax liability that was set up at December 31, 2011 in relation to temporary differences between the book and tax base of its Mexican non-monetary assets. The tax base of these non-monetary assets is determined in a different currency (Mexican Peso) than the functional currency (US$), and changes in the exchange rate can give rise to temporary differences that result in a deferred tax liability in accordance with IAS 12 Income Taxes.  With the strengthening of the Mexican Peso against the US$ from 13.98 Pesos/US$ on December 31, 2011 to 13.41 Pesos/US$ on June 30, 2012, the previously recognized deferred tax liability was entirely reversed.

16.	ARBITRATION AWARD

In the prior year, in a ruling dated April 28, 2011, the Company was awarded damages of $1.86 million in a favourable unanimous ruling of a three member arbitral panel of the International Court of Arbitration of the International Chamber of Commerce (“ICC”) with respect to the arbitration proceedings commenced in Mexico against its joint venture partner, Fresnillo.  The ICC upheld MAG's interpretation that Fresnillo breached the standstill provision in the Shareholders Agreement and, in accordance with Mexican law, awarded MAG $1.86 million in damages.  The damage award represented MAG's direct costs of defending Fresnillo’s improper take-over bid in late 2008 and 2009.

17.	SUBSEQUENT EVENTS

Subsequent to June 30, 2012, the Company:

a)	Issued 537,600 common shares pursuant to the exercise of stock options between C$5.32 and C$8.80 per share for aggregate proceeds of C$3,621,042.

b)
Granted 760,000 stock options under the Company’s Plan to directors, officers, and employees, exercisable at $9.15 per share, with a term of five years, and vesting 286,667 immediately, 236,667 after 12 months and 236,666 after 24 months from the date of grant.